Exhibit 99.1

Sun Life Financial Investor Day 2012

TORONTO, March 8, 2012 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)(1) will hold Investor Day 2012 at 1:00 p.m. ET today, to provide investors with an update on the Company's performance, strategic goals, financial objectives and plans to grow the business. The event will feature presentations from Dean Connor, President and Chief Executive Officer, and other members of the Sun Life Financial Executive Team.

Senior Company executives speaking at the event will provide details on growth strategies and financial objectives, including the Company's 2015 objectives to increase its annual operating net income to $2 billion and achieve an operating return on equity ("ROE")(2) of 12% to 13%.

Dean Connor, President and CEO, said Sun Life is focused on improving shareholder returns and reducing volatility while maintaining a strong capital and dividend position.

"We are shifting more of our capital into businesses that have strong growth prospects, generate less volatility and can provide higher returns on shareholder equity," Connor said. "We believe the targets for operating return on equity and operating net income are challenging yet achievable in the current environment."

The Company will concentrate its resources on four pillars of growth, Connor said. The growth strategy includes:

•         Becoming the best performing life insurer in Canada by capitalizing on growing retirement market opportunities, building on our market-leading success in both the group benefits and pensions businesses, increasing scale in wealth management and growing asset and insurance premium gathering capabilities by providing products and services to clients through the workplace.

•         Enhancing a leadership position in U.S. group insurance and becoming a top five provider of voluntary benefits. In the group business, our strategy is to grow and further specialize our sales force, increase wholesaler productivity and build out our small business capability. In our voluntary business, we will build distribution and new enrolment capabilities and launch a stand-alone product suite. Both businesses will also benefit from enhancements in technology platforms.

•         Growing the Company's asset management businesses globally through MFS and our other asset management operations. MFS's strategy is to continue to deliver strong investment performance, increase the scope of product offerings, expand its distribution and global footprint and elevate client service to best-in-class.

•         Intensifying Sun Life's focus on Asia by continuing to expand distribution channels for insurance and wealth management products and services to take advantage of fast-growing economies in the markets where we do business - the Philippines, Hong Kong, India, Indonesia and China, which represent 70 per cent of Asia's population.

"The strategy is based on a diversified set of linked businesses, leveraging our current strong market share and expertise in asset management, individual protection and group pensions and benefits," Connor said. He noted that Sun Life has already taken significant action towards implementing the strategy, including shifting the overall business mix to less capital-intensive products, expanding wealth management operations and growing distribution capabilities in Asia.

Key Factors and Assumptions Related to Financial Objectives

The Company's 2015 financial objectives do not constitute guidance. Our ability to achieve our financial objectives is dependent on the success of the Company and its business segments to achieve the growth initiatives, business objectives and productivity and expense targets that will be described in the Investor Day presentations and on certain other key assumptions that include:

(i)	a steady rise in the annual level of key equity market indices by approximately 8% per annum (excluding dividends);
(ii)	a gradual increase in North American interest rates across the yield curve;
(iii)	a credit environment which reflects the Company's best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar; and
(v)	other key assumptions include: no material changes in capital rules; no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the ultimate reinvestment rate and economic scenario generator; no significant changes to our effective tax rate; and no material accounting standard changes.

Our financial objectives are also based on best estimate actuarial assumptions as at December 31, 2011. The Company's operating ROE is dependent upon its capital levels and options for deployment of any excess capital. Our objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Although considered reasonable by the Company, we may not be able to achieve our productivity and expense targets, growth initiatives and other business objectives or our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our objectives as described in this news release and in the Investor Day presentations and we may not be able to achieve our 2015 financial objectives.

Non-IFRS Financial Measures

The Company prepares its financial statements in accordance with international financial reporting standards ("IFRS"). We use certain financial measures which are not prepared in accordance with IFRS ("non-IFRS financial measures"), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and financial information based on operating net income (loss), such as operating ROE, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations.

The non-IFRS financial measures referred to below do not have a standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS.

Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature.

It is not possible to provide reconciliations of our 2015 financial objectives to the most directly comparable IFRS measures on a forward-looking basis because our 2015 financial objectives are projections based on factors and assumptions that are projected to occur in the future and actual results may vary significantly from those projected factors and assumptions.

Forward-Looking Statements

Certain statements made in this news release are forward-looking and include, but are not limited to: (i) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (ii) statements concerning our 2015 operating income objective and our 2015 operating return on equity objective (collectively, our "2015 financial objectives"); (iii) statements relating to productivity and expense initiatives, growth initiatives and other business objectives; and (iv) other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may also include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions.

All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements contained in this news release represent our current expectations, estimates and projections regarding future events and are not statements of historical facts. These forward-looking statements are not a guarantee of future performance and involve inherent risks and uncertainties and are based on key factors and assumptions as set out in this news release, all of which are difficult to predict.

Future results and shareholder value may differ materially from those expressed in forward-looking statements due to, among other factors:

-	the assumptions and other factors set out in this news release and in presentations at Investor Day 2012;
-	the matters set out in the Company's 2011 annual management's discussion and analysis under Critical Accounting Policies and Estimates and Risk Management;
-	the risk factors set out in the Company's annual information form for the year ended December 31, 2011 under Risk Factors; and
-	other factors detailed in the Company's annual and interim financial statements and any other filings with Canadian and U.S. securities regulators made available at www.sedar.com and www.sec.gov.

By their very nature, forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations, estimates and projected future events at March 8, 2012. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 8, 2012. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this news release, including our 2015 financial objectives, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: (i) economic uncertainty, market conditions that affect our capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; (ii) the performance of equity markets; (iii) credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; (iv) risks in implementing business strategies; (v) risk management; (vi) changes in legislation and regulations including capital requirements and tax laws; (vii) legal and regulatory proceedings, including inquiries and investigations; (viii) risks relating to product design and pricing; (ix) downgrades in financial strength or credit ratings; * the ability to attract and retain employees; (xi) the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; (xii) the impact of higher-than-expected future expenses; (xiii) risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; (xiv) risks relating to the rate of mortality improvement; (xv) risks relating to policyholder behaviour; (xvi) risks related to liquidity; (xvii) dependence on third-party relationships including outsourcing arrangements; (xviii) the inability to maintain strong distribution channels; (xix) risks relating to market conduct by intermediaries and agents; (xx) breaches or failure of information system security and privacy, including cyber terrorism; (xxi) business continuity risks; (xxii) risks relating to financial modeling errors; (xxiii) risks relating to real estate investments; (xxiv) risks relating to estimates and judgments used in calculating taxes; (xxv) the impact of mergers and acquisitions; (xxvi) risks relating to operations in Asia including our joint ventures; (xxvii) the impact of competition; (xxviii) fluctuations in foreign currency exchange rate; (xxix) risks relating to the closed block of business; (xxx) risks relating to the environment, environmental laws and regulations and third party policies; and (xxxi) the availability, cost and effectiveness of reinsurance.

Investor Day 2012 Information

Sun Life Financial will host Investor Day 2012 at 1 p.m. ET on Thursday, March 8, 2012 to provide investors and analysts with an update on the Company's performance, strategic goals, financial objectives and plans to grow the business. To listen to the live webcast and view the presentation slides, please visit www.sunlife.com/InvestorDay 10 minutes prior to the start of the presentations. The webcast and presentations will be archived on the Company's website following the event.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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(1) Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "Sun Life", "we", "our" and "us".
(2) Operating net income and operating ROE are non-IFRS financial measures. Our 2015 financial objectives are forward-looking, non-IFRS financial measures and are based on the key factors and assumptions described in this news release and subject to the risk factors described under Forward-Looking Statements. For additional information see Non-IFRS Financial Measures and Forward-Looking Statements.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 12:30e 08-MAR-12